EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Second Quarter of 2017

TAIPEI, Taiwan, R.O.C. July 27, 2017 — Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2017. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2017 Financial Highlights

# Total revenue decreased by 0.9% to NT$55.67 billion.
# Mobile communications revenue increased by 1.2% to NT$26.79 billion.

1)	Mobile value-added services (VAS) revenue increased by 4.5% to NT$10.81 billion. In particular, mobile Internet revenue, the largest contributor to VAS revenue, increased by 5.4%.

2) Smart device sales revenue increased by 13.9% to NT$7.32 billion.

# Internet revenue increased by 4.4% to NT$7.08 billion.
# Domestic fixed communications revenue decreased by 7.4% to NT$16.99 billion.
# International fixed communications revenue increased by 0.9% to NT$3.69 billion.
# Total operating costs and expenses increased by 0.1% to NT$43.35 billion.
# Net income attributable to stockholders of the parent decreased by 5.6% to NT$10.44 billion.
# Basic earnings per share (EPS) was NT$1.35.

Mr. Yu Cheng, Chairman and CEO of Chunghwa Telecom, stated, “The second quarter of 2017 was another quarter of stable financial and operating performance, during which we experienced in-line revenue and better-than-expected profits. In our mobile business, we maintained our leadership position with 37.3% market share in mobile subscribers and 37.2% market share in mobile revenue, as well as the lowest churn rate in the market. Additionally, we effectively executed our strategy to enhance subsidy efficiency by re-allocating resources to guide mobile subscription toward high-end plans with the goal of increasing the number of new, high-end customers and ARPU. In our broadband segment, we were encouraged to experience a small quarter-over-quarter increase in the number of broadband subscribers. We remain focused on strengthening our high speed service adoption and have bundled the high-quality IPTV service that will carry OTT service in the near future to drive subscriber growth. Additionally, we continued to showcase applications developed on our IoT platform in smart cities projects in Taiwan. Going forward, we remain committed to building upon our competitive advantages, offering reliable, customized and comprehensive ICT solutions to our enterprise customers and establishing a comprehensive ecosystem in this sector.”

Mr. Cheng continued, “While there were challenges in the market, we remain confident in our ability to solidify our market leadership position and create incremental shareholder value. Looking ahead, we will continue to leverage our expertise in cutting-edge communications technology, our deep marketing resources, as well as our effective operational strategies and strong execution capabilities to strengthen our user acquisition, diversify our product offerings and develop new initiatives in our innovative business lines.”

Revenue
Chunghwa Telecom’s total revenues for the second quarter of 2017 decreased by 0.9% to NT$55.67 billion.

Mobile communications revenue for the second quarter of 2017 increased by 1.2% to NT$26.79 billion. This was mainly due to the increase of mobile VAS revenue and smart device sales that offset the decrease of mobile voice revenue. The decrease in mobile voice revenue was mainly due to increased market competition and VoIP substitution.

Internet business revenue for the second quarter of 2017 increased by 4.4% year over year to NT$7.08 billion. The increase was primarily attributable to higher data communications revenue and application value-added service revenue.

Domestic fixed revenue for the second quarter of 2017 decreased by 7.4% year over year to NT$16.99 billion, mainly due to lower local and DLD service revenue, which decreased by 7.3% and 8.7%, respectively. The decrease in local and DLD service revenue was primarily driven by increased mobile and VoIP substitution. Broadband access revenue decreased by 0.7% to NT$4.67 billion.

International fixed revenue increased by 0.9% to NT$3.69 billion, mainly due to the increase of international long distance revenue.

Operating Costs and Expenses
Total operating costs and expenses for the second quarter of 2017 increased by 0.1% year over year to NT$43.35 billion, mainly driven by higher cost of goods sold and marketing expenses that offset the lower interconnection and ICT project costs.

Operating Income and Net Income
Income from operations for the second quarter of 2017 decreased by 4.3% to NT$12.32 billion. Operating margin was 22.1%, as compared to 22.9% in the same period of 2016. Net income attributable to stockholders of the parent decreased by 5.6% to NT$10.44 billion. Basic earnings per share was NT$1.35.

Cash Flow and EBITDA
Cash flow from operating activities for the second quarter of 2017 increased by 18.9% to NT$15.94 billion, which was mainly due to lower income tax paid.

Cash and cash equivalents, as of June 30, 2017, increased by 8.3% to NT$48.34 billion as compared to that as of June 30, 2016.

EBITDA for the second quarter of 2017 decreased by 3.1% to NT$20.35 billion. EBITDA margin was 36.54%, as compared to 37.35% in the same period of 2016.

Business and Operational Highlights

Broadband/HiNet
The Company continued to execute its strategy of encouraging FTTx migration. As of June 30, 2017, the number of FTTx subscribers reached 3.53 million, accounting for 78.8% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 10.0% year over year, reaching more than 1.23 million.

HiNet subscribers decreased by 0.4% year over year to 3.75 million as of June 30, 2017.

Mobile
As of June 30, 2017, Chunghwa Telecom had 10.72 million mobile subscribers, representing a 1.4% year-over-year decrease. The Company also had 7.23 million mobile Internet subscribers, representing a 12.4% year-over-year increase.

As of June 30th, 2017, the number of 4G subscribers had increased to 7.56 million.

Fixed line
As of June 30, 2017, the Company maintained its leading position in the fixed-line market, with a total of 10.83 million subscribers.

Financial Statements
Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/ir/stockit-earningsit.html.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES
To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a “non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES
In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

**	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

**	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

**	these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at http://www.cht.com.tw.

Contact: Phone: Email:	Fu-fu Shen +886 2 2344 5488 chtir@cht.com.tw